SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 7, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, November 7, 2017 regarding “Ericsson announces changes to Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: November 7, 2017

PRESS RELEASE NOVEMBER 7, 2017

Ericsson announces changes to Executive Team

•	Fredrik Jejdling appointed Executive Vice President, in addition to his current role as Head of Business Area Networks, effective November 7, 2017

•	Jan Frykhammar, Executive Vice President and advisor to the CEO, to leave his role as Executive Vice President and the Ericsson Executive Team, effective November 7, 2017

•	Magnus Mandersson, Executive Vice President and advisor to the CEO, to leave his role as Executive Vice President and the Ericsson Executive Team, effective November 7, 2017

Ericsson’s (NASDAQ: ERIC) Board of Directors has appointed Fredrik Jejdling as Executive Vice President of Ericsson, effective November 7, 2017. This appointment is made in addition to his current role as Head of Business Area Networks and member of the Ericsson Executive Team.

Jan Frykhammar, Executive Vice President and advisor to the CEO, will leave his role as Executive Vice President and the Ericsson Executive Team, effective November 7, 2017.

Magnus Mandersson, Executive Vice President and advisor to the CEO, will leave his role as Executive Vice President and the Ericsson Executive Team, effective November 7, 2017.

Both Mr Frykhammar and Mr Mandersson will leave Ericsson to pursue other opportunities.

Mr Frykhammar has had a long and distinguished career in the company. Starting in 1991, he has held a number of leadership positions in the company and has been part of the Ericsson Executive Team since 2008 and was appointed Chief Financial Officer in 2009. Prior to this, Mr Frykhammar held the role as Head of Business Unit Global Services.

Mr Frykhammar temporarily held the position as President and CEO during the search for a new President and CEO (July 25, 2016 – January 15, 2017), after which he took on the role as Advisor to the CEO, focusing on corporate governance and efficiency.

Mr Mandersson joined Ericsson in 2004 and has since held several senior positions within the company, including Head of Ericsson’s Business Unit Global Services, Head of Ericsson’s business in Northern Europe, and Senior Vice President for Business Unit CDMA Mobile Systems. In his role as Advisor to the CEO, he has supported President and CEO Börje Ekholm, focusing on customer relationships. Mr Mandersson was appointed to the Ericsson Executive Team in 2009 and was appointed Executive Vice President in 2011.

Börje Ekholm, President and CEO, Ericsson, says: “Jan and Magnus have been part of guiding Ericsson through the incredible transformation that the industry has gone through the past 15 years.

PRESS RELEASE NOVEMBER 7, 2017

“Jan Frykhammar has been invaluable to the company during his 26 years at Ericsson, not least when stepping up as interim CEO in a time when leadership and momentum was of utmost importance. Magnus has been instrumental in building up the company’s services business, and in establishing and nurturing some of our most important customer relationships. I wish Jan and Magnus all the best in their future endeavors.”

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.